DATA CALL TECHNOLIGIES, INC.
600 Kenrick, Suite B-12
Houston, Texas 77060

December 9, 2011

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Maryse Mills-Apenteng, Staff Attorney
RE: Data Call Technologies, Inc.
File No. 333-131948
Schedule 14C
Filed December 1, 2011

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated December 5, 2011, with respect to the above-referenced Exchange Act filing on Schedule 14C of Data Call Technologies, Inc. (the “Company”).

Comment 1. We note your response to prior comment 1 and your statement that consenting shareholders had preexisting business or personal relationships with management. However, notwithstanding the foregoing, your response failed to describe the sequence of events through which the consents of these shareholders were obtained and did not provide an analysis as to whether such activities constitute a solicitation as defined in Exchange Act Rule 14a-1(1). In this regard we note that a preexisting business or personal relationship with management is not alone sufficient grounds to conclude that a general solicitation has not occurred. Accordingly, we reissue prior comment 1 and ask specifically that you tell us the sequence of events through which the consents of these shareholders were obtained, including who initially inquired about the voting intentions of the shareholders that consented to these actions. Note that to the extent the persons identified by you are not officers, directors or otherwise affiliates of the company; it appears you may have engaged in a solicitation and you should file a preliminary proxy statement on Schedule 14A.

Response 1.

Approval to amend our current Articles of Incorporation under Nevada Revised Statute (“NRS”) Section 78.390 (the “Amendment to the Articles”) requires the affirmative vote of the holders of a majority of our Common Stock. Accordingly, the holders of a majority of our Common Stock must approve the Amendment to the Articles. In addition, NRS 78.320 provides in substance that shareholders may take action without a meeting of the shareholders and without prior notice if a consent or consents in writing, setting forth the action so taken, is signed by the holders of the outstanding shares of common stock holding not less than the minimum number of votes that would be necessary to approve such action at a shareholders' meeting. This action is effective when written consents from holders of record of a majority of the outstanding shares of voting stock are executed and delivered to us.

There are currently 99,382,100 shares of Common Stock issued and outstanding, and each share of Common Stock is entitled to one vote. Accordingly, the vote or written consent of the shareholders holding at least 49,691,051 shares of our Common Stock issued and outstanding is necessary to approve the filing of the Certificate of Amendment.

Under Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Articles of Amendment may not be filed with the Nevada Secretary of State until twenty (20) calendar days after this Information Statement is first mailed to our shareholders. As mentioned earlier the Amendment to the Articles will become effective upon the filing of the Articles of Amendment with the Secretary of State of the State of Nevada, which is anticipated to be on or about December _____, 2011, twenty days after the mailing of this Information Statement.”

In further response to the staff’s comment letter dated December 5, 2011, shareholders of record holding 51,916,100 (representing 52.24%) of the issued and outstanding shares of Common Stock, executed and delivered to us their written consents. Approximately 39.60% of this majority consent was received from five shareholders who are affiliates of the Company. The Company also received consents from nine other non-affiliated shareholders, all of whom have had long-term existing personal relationships with James Ammons, our Chairman.

Throughout 2011, these non-affiliated shareholders have made repeated calls to Mr. Ammons, whether during business hours or otherwise, discussing or inquiring about the steps the Company was contemplating to address issues related to the limited liquidity in the Company’s shares and the low price of the Company’s shares. These non-affiliated shareholders also personally and/or telephonically expressed their view that the low share price obviously made it more difficult to raise additional equity capital to help it grow its business and discussed the advisability of doing a modest reverse split of the Company’s shares. As a result of these many communications with the non-affiliated shareholders and their expressed interest in implementing a reverse split, the Board of Directors determined to approve a one-for-eight (1:8) reverse split.

We do not believe that the personal communications between Jim Ammons and the nine non-affiliated shareholders involved a solicitation as defined in Rule 14a-1. The Company believes that these communications fall within the purview of 14a-2 . . . . (iv) A communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under section 240.14a–2) stating how the security holder intends to vote and the reasons therefor, provided that the communication (c) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder ......”

Rather, these many back and forth communications involved collaborative discussions between Jim Ammons and a small group of involved non-affiliated shareholders for the purpose of exploring steps that would be in the best interests of the Company and all of the shareholders to further the Company’s publicly disclosed business plans. Jim Ammons repeatedly indicated to the consenting shareholders that the Company did not have a sufficient number of authorized shares available to raise requisite additional funds though the issuance of shares and that the Company’s share prices has been trading at or about $0.005 for quite some time.

In his discussions with the consenting shareholders, Jim Ammons explained that potential investors expressed virtually no interest in investing in the Company’s common stock due to its low trading price. In his conversations with our non-affiliated shareholders, they suggested that they would consent to a reverse stock split in order for the Company to be in a position to raise additional capital, which is in the best interest of all shareholders of the Company.

None of the discussions with these non-affiliated shareholders (including any of the disclosure covered by this Information Statement) resulted in disclosure of any non-public and/or material information. Management believes that the actions in obtaining the consents from these shareholders are proper and customary for the matters set forth in the Company’s Information Statement. Further, no commission or remuneration was paid in obtaining these consents.

Management has always communicated with these consenting, non-affiliated shareholders, among others, on a routine and regular basis discussing matters related to other business matters as well as matters related to the Company.

To the extent that the staff deems these many communications and receipt of the non-affiliated shareholders’ consents may be perceived as a solicitation not conducted in full compliance with applicable SEC Rules 14a-1(1), the Company will take all steps to avoid such perception in any future shareholder communications.

As a result of the consent, at least a majority of the outstanding shares has approved the Amendment to the Articles, in compliance with the NRS. As a result, no vote or proxy is required by the non-consenting shareholders to approve the adoption of the resolution for the Amendment to the Articles to implement the reverse split.

/s/ James Ammons

Chairman, Data Call Technologies, Inc.